VIA EDGAR

December 1, 2017

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Irene Paik, Attorney Advisor
Erin Jaskot

Re:	OncoSec Medical Incorporated
Registration Statement on Form S-1
File No. 333-221594

Dear Ms. Paik:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, OncoSec Medical Incorporated, a Nevada corporation (the “Company”), hereby requests that the Securities and Exchange Commission (“Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 PM Eastern Standard Time on December 4, 2017 or as soon thereafter as possible.

The Company hereby acknowledges that:

●	Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact Shai Kalansky at (858) 314-7603. Thank you for your assistance and cooperation.

Very truly yours,

ONCOSEC MEDICAL, INC.

/s/ Daniel J. O’Connor
Daniel J. O’Connor
Chief Executive Officer